Algonquin Power & Utilities Corp. Announces Public Offering of Common Shares
This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated February 28, 2019 to its short form base shelf prospectus dated September 18, 2018.
OAKVILLE, Ontario – October 7, 2019 – Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“APUC” or the “Company”) today announced the commencement of an underwritten marketed public offering (the “Offering”) of 21,520,804 common shares of the Company.
In conjunction with the Offering, APUC expects to grant the underwriters involved in the Offering an option to purchase up to an additional 3,228,120 common shares for a period of 30 days following pricing of the Offering.
The net proceeds from the Offering will be used to partially finance certain of the Company’s previously-announced acquisitions, to partially finance the Company’s renewable development growth projects, and for general corporate purposes.
Morgan Stanley and Wells Fargo Securities are acting as joint book-running managers for the Offering.
The Offering is being made to the public only by means of a short form base shelf prospectus and the related preliminary prospectus supplement. The short form base shelf prospectus and the related preliminary prospectus supplement contain important information about the Offering. Investors should read the short form base shelf prospectus and the related preliminary prospectus supplement before making an investment decision. Copies of the short form base shelf prospectus and the related preliminary prospectus supplement may be obtained for free by visiting www.sedar.com or EDGAR on the SEC’s website at www.sec.gov (File No. 333-227245).
Copies of the short form base shelf prospectus and the preliminary prospectus supplement relating to the Offering may also be obtained from Morgan Stanley at the following address: Morgan Stanley & Co. LLC, Attention: Morgan Stanley Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014 and from Wells Fargo at the following address: Wells Fargo Securities Canada, Ltd., Attention: Ryan Cheung, 22 Adelaide St. W., Suite 2200, Toronto, ON M5H 4E3. This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
About Algonquin Power & Utilities Corp.
APUC is a diversified international generation, transmission and distribution utility with approximately US$10 billion of total assets. Through its two business groups, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to nearly 800,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2.5 GW of net installed capacity and more than 500 MW of incremental renewable energy capacity under construction.

Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include, but are not limited to statements regarding information as to the timing, conditions and terms of the Offering; the size of the Offering; and the expected use of proceeds. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC’s most recent annual and interim management's discussion and analysis, most recent annual information form and base shelf prospectus and preliminary prospectus supplement relating to the Offering. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

For Further Information:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500